Exhibit 99.1
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
This is a digital representation of a DeGolyer and MacNaughton report.
Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

D E G O L Y E R A N D M A C N A U G H T O N
500I SPRING VALLEY
ROAD SUI TE 800 EAST
DALLAS, T EXAS 75244
REPORT
          as of JUNE
30, 2024
on
HEAT INITIALLY IN PLACE
associated with the PROJECT
CAPE AREA
prepared for FERVO
ENERGY

DEGOLYER AND

D E G O L Y E R A N D M A C N A U G H T O N
500I SPRING VALLEY
ROAD SUI TE 800 EAST
DALLAS, T EXAS 75244
REPORT
          as of JUNE
30, 2024
on
HEAT INITIALLY IN PLACE
associated with the PROJECT
CAPE AREA
prepared for FERVO
ENERGY
FOREWORD

Scope of Investigation	This report presents estimates, as of June 30, 2024, of the extent of the low, best, high, and mean quantities of heat initially in place (HIIP) for the Granitic Basement of the Project Cape Area in the Milford Valley, Utah. The location of the Project Cape Area is shown in general on Figure 1 and in detail on Figure 2.

HIIP estimated in this report are expressed as gross HIIP. Gross HIIP are defined as those quantities of thermal energy generated from geothermal resources as of June 30, 2024.
Estimates of HIIP should be regarded only as estimates that may change as further heat production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority	This report was authorized by Jack Norbeck, Chief Technology Officer, Fervo Energy.

DEGOLYER AND

Source of Information	Information used in the preparation of this report was obtained from Fervo Energy.
In the preparation of this report we have relied, without independent verification, upon information furnished by Fervo Energy with respect to the property interests being evaluated and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

DEGOLYER AND
INTRODUCTION
This report presents the results of the estimation of HIIP associated with the Granitic Basement geothermal resources in the Project Cape Area as defined by Fervo Energy (Figure 1). The Project Cape Area covers 218.4 square kilometers in Milford Valley, Utah. The primary formation of interest within the Project Cape Area is the Granitic Basement. Secondary formations overlying the granitic basement are potential geothermal resources not characterized in this report. The HIIP estimates herein are associated with all areas thought to contain geothermal resources regardless of potential heat producibility related to potential geologic hazards such as faulting, or poor geomechanical properties that may preclude effective hydraulic fracture stimulation.
Fervo Energy provided well data for the project area (Figure 1) that included comprehensive advanced modern logging suites, core analysis, temperature surveys, and fracture diagnostic tests. Fervo Energy provided a three-dimensional (3–D) geologic model that included formation density, temperature grids, specific heat, and extent of the formations.
Geothermal resources are the thermal energy derived from the Earth’s natural heat and stored in the reservoir. Such thermal energy can be extracted from the reservoir rock through heat exchange with either natural reservoir fluids or injected fluids, to be applied for electrical power generation. The viability of using geothermal resources for the purposes of power generation is determined by the temperature of the heated fluid, which must meet a minimum threshold suitable for the power plant’s operation. Conversely, the maximum temperature is limited by the technological constraints of the tools and equipment, as well as the heat extraction methods employed at the reservoir conditions.
The reservoir systems that are subject to enhanced heat extraction techniques at economic rates are referred to as enhanced geothermal systems (EGS). The extraction technique includes placement of multi-stage hydraulically fractured horizontal injector and producer wells in low-porosity and low-permeability geothermal reservoirs. The hydraulic fractures create the pathway for heat exchange between the injection fluid and the geothermal resources, and transfer of heated fluid to the power generating plant.
This report documents the assessment methodology and presents estimates of HIIP.

DEGOLYER AND
GEOLOGIC AND THERMAL MODEL
The Project Cape Area targets a high-temperature geothermal anomaly in the low-permeability Granitic Basement rocks of the Milford Valley, Utah (Figure 1). The Granitic Basement rocks are composed of Oligocene and Miocene plutons ranging in composition from granite, granodiorite, diorite, to monzonite, as well as large blocks of Precambrian gneiss (Simmons et al., 2019). Granitic Basement rocks outcrop to the east and are overlain by potential geothermal resource deposits of increasing thickness composed of volcanic, volcaniclastics, and basin-fill sediments to the west. The temperature anomaly is greatest to the east of the Project Cape Area and is associated with the Roosevelt Hot Springs hydrothermal system, where temperatures between 250 and 275 degrees Celsius (◦C) have been measured at a true vertical depth of 800 meters. Temperature profiles of the area wells are shown on Figure 3.
Based on the available data, a 3–D geologic model was constructed that encompasses the Fervo Energy lease position for the Project Cape Area to estimate quantities of HIIP. The 3–D geologic model characterizes the depth and extent of the Granitic Basement, mulitple in-situ temperature scenarios, formation density, and specific heat.
The HIIP is the sum of the thermal energy of the rock and in-situ fluids, as shown in Equation 1, Equation 2, and Equation 3.

QT = QR + QW	(1)

[ ( , ) ( )]
QR = (A × h) × [ρr × cr × (1 − φ) × (Tres − Tref)]	(2)

[ ( )]
QW = (A × h) × [ρw × cw × φ × (Tres − Tref)]	(3)
Using the bulk density (ρb) obtained from open-hole log data, the total thermal energy was derived based on Equation 4.

[ ( , ) ] ( )
QT = (A × h) × ρb × [cr × (1 − φ) + cw × φ] × (Tres − Tref)	(4)
The Granitic Basement rocks of the Project Cape Area have little to no porosity, which allows the HIIP equation to be further simplified to Equation 5.

( )
QT = (A × h) × ρb × cr × (Tres − Tref)	(5)

DEGOLYER AND
where:    QT     = total thermal energy, kilojoules (kJ)
QR     = thermal energy of the rock, kJ
QW        = thermal energy of the pore fluid, kJ
A        = area, square meters (m2)
h        = thickness, meters
φ    = porosity, fraction
ρr    = rock matrix density, kilograms per cubic meter (kg/m3)
ρw    = pore fluid density, kg/m3
ρb        = formation bulk density, kg/m3
cr    = rock specific heat capacity, kilojoules per kilogram per degree Celsius (kJ/kg/◦C)
cf        = pore fluid specific heat capacity, kJ/kg/◦C
Tres     = average reservoir temperature, ◦C
Tref     = reference temperature, ◦C
The Granitic Basement contacts with the overlying volcanics, volcaniclastics, and basin-fill sediments are constrained by a combination of well logs, gravity, and surface outcrop data. The gravity data (Figure 4) are the primary source of subsurface data away from well control that have been calibrated to the wells to provide a robust source of subsurface data to map the depth structure of the Granitic Basement contact (Figure 5).
The 3–D property distribution of in-situ temperature of the Granitic Basement was based on area wells with the temperature profiles shown on Figure 3 with locations shown on Figure 6. Multiple temperature models were generated to represent high-, best-, and low-temperature scenarios in order to capture the range of uncertainty. The differences between the models increase away from control but are constrained by temperature gradients observed in the data for the high case or typical basin and range temperature gradients for the low case. The best case scenario is the mid-point between the high case and low case scenarios. The high case temperature scenario is constrained by the minimum gradient observed from the Accord-1 well. The temperature away from control was not allowed to drop below the temperature derived from this gradient. In the low case scenario, away from control, the gradient and derived temperature were allowed to diminish on trend away from control. Figures 7 through 12 show the low case, best case, and high case temperatures at depths of 500, 1,000, 1,500, 2,000, 2,500, and 3,000 meters true vertical depth (TVD) relative to control.
Below the contact with the formations above, the Granitic Basement rock properties are consistent in the wells where ρb data were acquired. The narrow range of the probability distribution function (PDF) of the ρb open-hole log data below the Granitic Basement contact are shown on Figure 13. Formation density was not distributed as a 3–D model property in favor of sampling directly from the PDF as input for estimates of HIIP.

DEGOLYER AND
Specific heat measurements on core were made in nearby wells, but such measurements were not performed at reservoir temperatures. Specific heat varies as a function of rock composition and temperature, as shown on Figure 14 based on measurements reported in Robertson and Hemingway (1995). The measurements from core and cuttings from well 58-32 are shown with a red star. The red box shows the range of temperature that is currently being exploited in the Project Cape Area. The analog data were used to generate an uncertainty distribution matching the reservoir temperature range being developed (Figure 15) for similar rock compositions.

DEGOLYER AND
GEOMECHANICS
The review of the drilling-stress-induced fractures and dipole sonic shear anisotropy logs indicated that the maximum horizontal stress azimuth is between 10 to 25 degrees east of north. The maximum horizontal stress azimuth indicates the azimuth of the hydraulic fracture planes.
The extent of Granitic Basement in the Project Cape Area goes deeper than vertical depths reached by drilling. The development strategy takes into account the vertical extent of the reservoir in the Project Cape Area. The current development plan consists of the drilling and completion of multi-stage hydraulically fractured horizontal wells. The vertical extension of the hydraulic fractures define the upper and lower bounds of the reservoir.
Increasing fracture closure stress in the vertical stress profile can potentially act as a barrier for vertical fracture growth, when the changes in stress magnitude occur in abrupt increments of stress. The fracture stress profiles from the Frisco-1 and Delano OB-1 wells were reviewed to check for the existence of potential fracture barrier layers within the Granitic Basement in these wells. The fracture closure stress profile data did not indicate the presence of a significant stress barrier to vertical fracture growth.
Stimulation of the Frisco horizontal wells was observed at the vertical monitor well instrumented with fracture diagnostic fiber optic measurements. The total created hydraulic fracture height was observed to range between 200 and 300 meters. Further review of the fiber optics data indicated that the fracture height was still growing at the time the pumping of the hydraulic fractures stopped. It is conceivable that greater fracture height is technically achievable with adjustments to completion design. These adjustments can be achieved through changing the pumping rate, fracturing fluid type, and amount of pumped volumes. Hydraulic fracture half-height of 200 meters from the horizontal well location was therefore accepted as the extension of stimulated reservoir rock for the purposes of HIIP estimation.

DEGOLYER AND
ESTIMATION METHODOLOGY
This evaluation of the Granitic Basement of the Project Cape Area incorporated available outcrop, gravity, and drilling data to estimate HIIP. To better account for potential reservoir parameter uncertainties associated with the provided limited dataset, the assessment was conducted using probabilistic Monte Carlo simulation methodologies applied to the volumetric method for estimating HIIP. Monte Carlo simulations utilize input parameter ranges rather than discrete inputs.
The probabilistic analysis of potential resources in this study considered the uncertainty in the amount of thermal energy that may be initially in place. The uncertainty analysis addresses the range of possibilities for any given reservoir parameter. Low, best, high, and mean estimates of potential original in-place resources were estimated to address this uncertainty.
Standard probabilistic methods were used in the uncertainty analysis. Probability distributions were estimated from representations of productive rock volume, ρb, reservoir temperature (Tres), specific heat capcity (c), and depth for the Project Cape Area. These representations were prepared based on known data, analogy, and other standard estimation methods including experience. Statistical measures describing the probability distributions of these representations were identified and input into a Monte Carlo simulation to produce low estimate (P90), best estimate (P50), high estimate (P10), and mean estimate (probability-weighted average value) of HIIP.
Low, best, and high representations of potential productive volume were interpreted from maps and 3–D models based on well data, gravity data, and/or analogy. Representations for the petrophysical and engineering parameters (ρb, c, temperature, and net thickness) were estimated based on available well data, gravity, regional data, analog field data, and global experience. Individual probability distributions for rock volume and petrophysical and engineering parameters were estimated from these representations.
The distributions for the variables were derived from (1) scenario-based interpretations, (2) the geologic, geophysical, petrophysical, and engineering data available, (3) local, regional, and global knowledge, and (4) field and case studies in literature. The parameters used to model HIIP quantities were potential productive volume, ρb, c, depth, Tres, and reference temperature (Tref). Minimum, mean, and maximum representations were used to statistically model and shape the input P90, P50, and P10 parameters. Potential productive volume, ρb, and c were modeled using truncated normal distributions. Latin hypercube sampling was used to better represent the tails of the distributions.
Each individual volumetric parameter was investigated using a probabilistic approach with attention to variability. Deterministic data were used to anchor and shape the various distributions. The rock volume parameters and Tres had the greatest range of variability, and therefore had the greatest impact on the uncertainty of the

DEGOLYER AND
simulation. The volumetric parameter variability was based on temperature and depth. Regional geothermal trends based on well data were incorporated to derive uncertainty limits and constraints on the Tres. Uncertainties associated with the depth and Tres were also derived from multiple interpretative scenarios and sensitivity analysis.

DEGOLYER AND
ESTIMATION OF HEAT INITIALLY IN PLACE
This evaluation estimated the HIIP and provides details regarding the estimated geothermal resources potentially available through Fervo Energy’s development of the Project Cape Area.
A discovered geothermal resources accumulation is determined to exist when one or more exploratory wells have established, through testing, sampling, and/or logging, the existence of a significant quantity of potentially recoverable geothermal resources.
Discovered HIIP refers to the quantity of thermal energy that is estimated, as of a given date, to be contained in known accumulations before production. Based on the current stage of field development and analysis of available data, the geothermal resources accumulation within the Project Cape Area was classified as discovered.
Lease position and drilling and completion technology are limits to thermal energy in place that can be exploited in terms of depth and temperature. Geothermal resources accumulations within the Project Cape Area which were drilled at depths of less than 3,200 meters TVD have been designated as the Base Case accumulation and are limited by the size of the rig employed to date. This depth can be extended with a larger drilling rig to exploit deeper development benches at depth intervals equal to the stimulation fracture growth above and below the horizontal well (200 meters above and below). The temperature range of 170 to 250 ◦C is determined on the low end by the input requirements of the power plant and on the high end by current drilling and completion technology.
HIIP has been estimated for the Base Case accumulation and two additional benches at depth below the discovered accumulation. All cases are limited to a temperature range of between 170 and 250 ◦C. Figure 16 shows the Base Case down to a depth of 3,200 meters TVD, Bench 1 at depths between 3,200 and 3,600 meters TVD, and Bench 2 at depths from 3,600 to 4,000 meters TVD. Net thickness, volume-weighted average temperature, and temperature thickness maps for the low-, best-, and high-temperature scenarios are shown on Figures 17 through 19 for the Base Case, Figures 20 through 22 for Bench 1, and Figures 23 through 25 for Bench 2. The reference temperature is the injection temperature of the produced water after it has been run through the power plant. This temperature is fixed at 80 ◦C as determined by the power plant system

DEGOLYER AND
design. The estimated gross HIIP, as of June 30, 2024, of the properties evaluated herein are summarized for each case as follows, expressed in quadrillions of joules (1015J):

			Gross HIIP
	Temperature	Depth	Low	Best	High	Mean
Granitic	Range	Range	Estimate	Estimate	Estimate	Estimate
Basement	(◦C)	(m)	(10[15]J)	(10[15]J)	(10[15]J)	(10[15]J)
Base	170-250	0-3,200	21,185	26,757	32,557	26,815
Bench 1	170-250	3,200-3,600	14,181	18,194	22,361	18,234
Bench 2	170-250	3,600-4,000	15,325	18,460	21,764	18,510

Total	170-250	0-4,000	50,730	63,398	76,603	63,560
Note: Application of any risk factor to HIIP does not equate HIIP with reserves or contingent resources.

DEGOLYER AND
ELECTRIC POWER CAPACITY ASSOCIATED WITH ESTIMATED HEAT IN PLACE
At the request of Fervo Energy, thermal energy associated with the estimated HIIP was converted to electric power capacity. This process is based on the Organic Rankine Cycle (ORC) principle, which transforms thermal energy into electrical power using specifically designed turbines. Efficiency of the designed ORC system and peak power output correction factor were provided by Fervo Energy based on the design specifications guaranteed by the manufacturer company, TURBODEN.
Provided design specifications indicated 19.5-percent efficiency for the ORC system at an intake temperature of 199 ◦C and an outlet temperature of 85 ◦C. Additionally, the peak output correction factor of 1.069 was provided by Fervo Energy based on the design specifications. The peak output correction factor is associated with the correction factor for ambient air dry bulb temperature factor at -8 ◦C. Based on these design specifications and an assumed project life of 30 years, the estimated electric power capacity associated with gross HIIP, as of June 30, 2024, for the Project Cape Area is summarized below, expressed in megawatts (MW):

	Electric Power Capacity Associated with HIIP
	Temperature	Depth	Low	Best	High	Mean
Granitic	Range	Range	Estimate	Estimate	Estimate	Estimate
Basement	(◦C)	(m)	(MW)	(MW)	(MW)	(MW)
Base	170-250	0-3,200	4,668	5,896	7,173	5,908
Bench 1	170-250	3,200-3,600	3,125	4,009	4,927	4,018
Bench 2	170-250	3,600-4,000	3,377	4,067	4,795	4,078

Total	170-250	0-4,000	11,178	13,969	16,878	14,005
Note: Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine, a peak output correction factor of 1.069, and a 30-year project life.
Based on these design specifications and an assumed project life of 30 years, the estimated mean electric power capacity associated with gross HIIP per rock volume, as of June 30, 2024, for the Project Cape Area is summarized below, expressed in megawatts per cubic kilometers (MW/km3):

	Electric Power Capacity Associated
	with HIIP per Rock Volume
	Temperature	Depth Range	Mean
Granitic	Range		Estimate
Basement	(◦C)	(m)	(MW/km3)
Base	170-250	0-3,200	66
Bench 1	170-250	3,200-3,600	77
Bench 2	170-250	3,600-4,000	78

Total	170-250	0-4,000	73
Note: Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine, a peak output correction factor of 1.069, and a 30-year project life.

DEGOLYER AND

At the request of Fervo Energy, a capacity factor of 91.3-percent was utilized for the geothermal power plant to estimate the potential generation of electric energy associated with the HIIP estimated herein, expressed in megawatt-hours (MWh):

	Electrical Energy Associated with HIIP
	Temperature	Depth	Low	Best	High	Mean
Granitic	Range	Range	Estimate	Estimate	Estimate	Estimate
Basement	(◦C)	(m)	(MWh)	(MWh)	(MWh)	(MWh)
Base	170-250	0-3,200	1,119,976,891	1,414,549,052	1,721,174,776	1,417,615,309
Bench 1	170-250	3,200-3,600	749,699,896	961853,177	1,182,147,900	963,967,837
Bench 2	170-250	3,600-4,000	810,179,176	975,915,667	1,150,586,597	978,558,992
Total	170-250	0-4,000	2,681,917,756	3,351,630,631	4,049,732,819	3,360,195,005
Note: Capacity factor of 91.3-percent was applied.
The estimates of electric power capacity and electrical energy presented herein should only be considered as estimates associated with the thermal energy initially in place. An assessment of the heat recovery factors to evaluate recoverable heat quantities at the wellhead is required to fully assess the electrical potential.

DEGOLYER AND
SUMMARY AND CONCLUSIONS
This report presents estimates of the HIIP for the Granitic Basement of the Project Cape Area, located in the Milford Valley, Utah, in the United States in which Fervo Energy has represented it holds an interest.
The estimated gross HIIP, as of June 30, 2024, of the properties evaluated herein are summarized as follows, expressed in quadrillions of joules (1015J):

Project Cape Area
	Low	Best	High	Mean
	Estimate	Estimate	Estimate	Estimate
	(10[15]J)	(10[15]J)	(10[15]J)	(10[15]J)

Gross HIIP	50,730	63,398	76,603	63,560
Note: Application of any risk factor to HIIP does not equate HIIP with reserves or contingent resources.
The estimated electric power capacity associated with gross HIIP, as of June 30, 2024, of the properties evaluated herein is summarized as follows, expressed in megawatts (MW):

Electric Power Capacity Associated with HIIP
	Low	Best	High	Mean
	Estimate	Estimate	Estimate	Estimate
	(MW)	(MW)	(MW)	(MW)

Electric Power Capacity Associated with Gross HIIP	11,178	13,969	16,878	14,005
Note: Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine, a peak output correction factor of 1.069, and a 30-year project life.
The estimated potential generation of electric energy associated with gross HIIP, as of June 30, 2024, of the properties evaluated herein is summarized as follows, expressed in megawatt-hours (MWh):

Electrical Energy Associated with HIIP
	Low	Best	High	Mean
	Estimate	Estimate	Estimate	Estimate
	(MW)	(MW)	(MW)	(MW)

Potential Electric Energy Associated with Gross HIIP	2,681,917,756	3,351,630,631	4,049,732,819	3,360,195,005
Note: Capacity factor of 91.3-percent was applied.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Fervo Energy. DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.
Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
SIGNED: September 24, 2024

[SEAL]

/s/ Dilhan Ilk

Dilhan Ilk, P.E.
Executive Vice President
DeGolyer and MacNaughton

REFERENCES
Rubin, Rachel, Amanda Kolker, Erik Witter, and Aaron Levine. 2022. GeoRePORT Protocol Volume VI: Resource Size Assessment Tool. Golden, CO: National Renewable Energy Laboratory. NREL/TP-5700-81820. https://www.nrel.gov/docs/fy22osti/81820.pdf.
Robertson, Eugene C., and Bruch S. Hemingway. 1995. “Estimating Heat Capacity and Heat Content of Rocks.” 95–622, U.S. Geological Survey, https://doi.org10.3133/ofr95622.
Simmons, S.F., Kirby, S., Bartley, R., Allis, A., Kleber, E., Knudsen, T., Miller, J.J., Hardwick, C., Rahilly, K., Fischer, T., Jones, C., and Moore, J. 2019. “Update on the Geoscientific Understanding of the Utah FORGE Site.” PROCEEDINGS, 44th Workshop on Geothermal Reservoir Engineering Stanford University, Stanford, California, February 11-13, 2019.